U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                         FORM 4

                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of 1935 or
                   Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Benson,               Jeffrey                 Paul
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   (Last)               (First)                 (Middle)

   10 Grant Place
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                                    (Street)

   St. John's, Newfoundland, Canada              A1E 4Y6
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   (City)               (State)                 (Zip)

*If the Form is filed by more than one Reporting Person, see
 Instructions 4(b)(v)
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2. Issuer Name and Ticker or Trading Symbol


   Iceberg Corporation of America (ICBG)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   May 2000
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [ ]   10% Owner
   [X]   Officer (give title below)           [ ]   Other (specify below)
         President / C.E.O.

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7. Individual or Joint/Group Filing
   (Check applicable line)

   [X] Form filed by One Reporting Person

   [ ] Form filed by More than One Reporting Person


=========================================================================================================
                        Table I -- Non-Derivative Securities Acquired, Disposed of,
                                           or Beneficially Owned
=========================================================================================================

|1. Title of      |2.       |3.    |4. Securities          |5. Amount of   |6. Owner-  |7. Nature of    |
|   Security      |  Transaction   |   Acquired (A) or     |  Securities   |ship Form: | of Indirect    |
|                 |         |      |   Disposed of (D)     |  Beneficially |Direct (D) | Beneficial     |
|                 |         |    | |            |A/|       |  Owned at End |or Indirect| Ownership      |
|                 |  Date   |Code|V|   Amount   |D | Price |  of Month     |(I)        |                |
---------------------------------------------------------------------------------------------------------
|                 |         |    | |            |  |       |               |           |                |
|Common Stock     | 5/8/00  | A  | | 215,856    |A |$0.625 | 215,856       | D         |                |
|                 |         |    | |            |  |       |               |           |                |
|                 |         |    | |            |  |       |               |           |                |
|                 |         |    | |            |  |       |               |           |                |
|                 |         |    | |            |  |       |               |           |                |
|                 |         |    | |            |  |       |               |           |                |
=========================================================================================================

=========================================================================================================
                         Table II -- Derivative Securities Acquired, Disposed of,
                                           or Beneficially Owned
=========================================================================================================
1.Title of   |2.Con-  |3.   |4.    |5.Number of|6.Date Exer|7.Title and|8.Price|9.# of|10.Owner|11.Nat-
  Derivative |version |Transaction |Derivative |cisable and|Amount of  |of     |Deriv-|ship    |ure of
  Security   |or Exer-|     |      |Securities |Expiration |Underlying |Deriv- |ative |Form:   |Indirect
             |cise    |     |      |Acquired(A)|Date       |Securities |ative  |Secur-|Direct  |Bene-
             |Price of|     |      |or Disposed|     |     |           |Secur- |ities |(D) or  |ficial
             |Deriva- |     |      |of (D)     |Exer-|Expir|           |ity    |Benefi|Indirect|Owner-
             |tive    |     |    | |     |     |cis- |ation|           |       |cially|(I)     |ship
             |Security|Date |Code|V| (A) | (D) |able |Date |           |       |Owned |        |
---------------------------------------------------------------------------------------------------------
Option to buy|        | 4/00| A  | |250,000(A) |4/10/|12/31| Common    | $0.625|      | D      |
 Common Stock|        |     |    | |           |   00|  /09| (250,000) |       |      |        |
             |        |     |    | |           |     |     |           |       |      |        |
Option to buy| $0.625 |5/08/| C  | |215,856(D) |4/10/|12/31| Common    |       |34,144| D      |
 Common Stock|        |   00|    | |           |   00|  /09| (215,856) |       |      |        |
             |        |     |    | |           |     |     |           |       |      |        |
Special      | see    |     | J  | |480,958(A) |     |     | Common    |       |480,  | D      |
 Common Stock| Note 1 |     |    | |           |     |     | (480,958) |       |   958|        |
=========================================================================================================

Explanation of Responses:

Note 1:  The Special Common Stock shares of the Company are convertible, at the option of the respective holders of the shares thereof, at any time, and into fully paid, non-assessable Common
Stock shares of the Company, at the rate of one Common Stock share for each one Special Common
Stock share so surrendered for conversion.  The Special Common Stock shares of the Company were issued pursuant to the reverse-merger agreement entered into between the Issuer and Iceberg
Industries Corporation.



/s/ Jeffrey P. Benson                                         June 9, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).